

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-mail</u>
Robert J. Sharp
Chief Executive Officer
Sharp Performance, Inc.
12 Fox Run
Sherman, Connecticut 06784-1741

> **Re: Sharp Performance, Inc.**
> **Form 10-K/A for Fiscal Year Ended June 30, 2012**
> **Filed June 13, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed June 19, 2013**
> **File No. 333-162072**

Dear Mr. Sharp:

We have reviewed your response dated June 13, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended June 30, 2012

General

1. We reviewed your response to comment one in our letter dated May 28, 2013 and the revisions to item numbers and captions. However, we note that: (i) Item 8, Item 9A and Item 9B are not included in the report; (ii) the caption of Item 10 is incorrect; (iii) the Signature page incorrectly includes an item number in the caption; and (iii) Item 15 - Exhibits and Financial Statement Schedules is not included in the report prior to the signature page. Please revise to correct these deficiencies. Please refer to Exchange Act Rule 12b-13.

System of Internal Controls, page 19

2. It appears that this disclosure was provided in response to comments two and three in our letter dated May 28, 2013. Your disclosures regarding disclosure controls and procedures and internal control over financial reporting should comply with Items 307 and 308 of Regulation S-K and be presented in Item 9A of Form 10-K. Please revise your disclosure to comply with the requirements Items 307 and 308 of Regulation S-K and to present the required disclosure under the correct item number and caption of Form 10-K. In regard to compliance with Item 307 of Regulation S-K, please disclose the conclusion of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15 based on the evaluation of those controls and procedures as defined in such Exchange Act Rules. Please note that this evaluation should be made as of the end of the period covered by the report and not as of a date within 90 days prior to the filing date. In regard to compliance with Item 308(a) of Regulation S-K, please provide a report of management on your internal control over financial reporting containing the required disclosures or provide the statement set forth in Instruction I to Item 308. In regard to compliance with Item 308(c) of Regulation S-K, please disclose any change as opposed to significant changes in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Signatures, page 22

3. We note your response to comment five in our letter dated May 28, 2013 and the revisions to your disclosure. The report is still not appropriately signed as prescribed by the "Signatures" section of Form 10-K. The report should be signed by the registrant, and also by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors on behalf of the registrant. Please revise to provide the required signatures. Refer to General Instruction D(2) of Form 10-K.

Item 15. Exhibit Index

4. Please include the certifications filed as Exhibits 31 and 32 in the index.

Form 10-Q for the Nine Month period Ended March 31, 2013

5. Please include the correct item numbers and captions of all applicable items in Part II of Form 10-Q in future quarterly reports. In this regard, we note that the caption of Item 4 is incorrect and that the Exhibit Index should be identified as Item 6 of each of your quarterly reports for the year ended June 30, 2013. Please refer to the instructions of Part II of Form 10-Q.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief